SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Birks & Mayors Inc.

(Name of Issuer)

Class A Voting Shares

(Title of Class of Securities)

090881103

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 090881103	13G	Page 2 of 5 Pages

1	Names of Reporting Person THOMAS A. ANDRUSKEVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 900,551
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 900,551
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,551
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.08%
12	TYPE OF REPORTING PERSON IN

Item 1.	(a)	Name of Issuer:

Birks & Mayors Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1240 Phillips Square, Montreal, Quebec, H3B 3H4 Canada

Item 2.	(a)	Name of Person Filing:

This statement is being filed by Thomas A. Andruskevich (the “Reporting Person”), an individual.

Item 2	(b)	Address of Principal Business Office, or, If None, Residence:

The business address of the Reporting Person is Birks & Mayors Inc., 1240 Phillips Square, Montreal, Quebec, H3B 3H4 Canada.

Item 2	(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2	(d)	Title of Class of Securities:

Class A Voting Shares

Item 2	(e)	CUSIP Number:

090881103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ An Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Based on the most recent information available, the aggregate number and percentage of the Class A Voting Shares (the “Shares”) of Birks & Mayors Inc. (“Birks”) that are beneficially owned by the Reporting Person is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference. The Shares beneficially owned by the Reporting Person represent (i) 40,466 Shares, (ii) options to purchase 728,876 Shares and (iii) warrants to purchase 131,209 Shares.

The number of Shares as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by Mr. Andruskevich that he is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009	Thomas A. Andruskevich

/s/ Thomas A. Andruskevich

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